CREDIT SUISSE ASSET MANAGEMENT (AUSTRALIA) LIMITED ("CSAMA")
    LOCAL SUPPLEMENT TO THE GLOBAL PERSONAL TRADING POLICY ("GLOBAL POLICY")

GLOBAL PERSONAL TRADING POLICY

The application of the Global Policy by Credit Suisse Asset Management (Australia) Limited is amended as outlined below:

PART IV- TRADING ACCOUNTS

Employees are permitted to open an account with a broker pre-approved by the Executive Committee of CSAMA (the "Executive Committee"). To open an account with an Allowed Broker, the employee must complete an "Allowed Broker Request Form" (available on LCD Intranet) and submit it to LCD for approval. This form contains a list of the allowed brokers.

An Employee may apply for an exemption from this requirement but only in extenuating circumstances. An "Outside Broker Request Form" (available on LCD Intranet) must be completed and submitted to LCD who will forward the request to the Executive Committee for approval. Such a request will not be granted unless the Employee has demonstrated a convincing reason why he or she cannot maintain the account with an Allowed Broker.


PART V- PRE-CLEARANCE REQUIREMENTS

CSAMA Employees are not required to pre-clear investments in the open-end funds advised by CSAMA that are domiciled in Australia. CSAMA Employees are required to use the Intranet based Pre-Trade Clearance Form, available on the CSAMA LCD website for all pre-approval to trade (this is in place of completing Attachment B of the Global Policy). In addition to LCD providing pre-approval as per the Global Policy, CSAMA's approval process also requires the approval of a dealer and portfolio manager where the transaction does not meet the side-by-side trading exemption criteria below. Submission of the Intranet based form provides an email alert to the relevant people required to provide the pre-trade approval. Approval or disallowance of the transaction will be forwarded to employees via email. Valid approval is not deemed to be given until all three approvals have been provided.

Transactions Exempt from the Pre-Clearance Requirement includes share top-up plans that are offered by an issuer to all holders or classes of holders of securities in the issuer.


PART VI- CONFLICTS/DISCLOSURE OF INTEREST

For clarification, the disclosure of interests reporting requirement under Part VI of the Global Policy is meant to capture instances where an employee is recommending or effecting a securities transaction for a client in a stock where such disclosure should be made to ensure any conflicts of interest are managed appropriately. Such disclosure may arise in, but would not be limited to, the following:

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     o    An employee holds stock as the result of a private placement and is acquiring shares for their clients in the issuer in the IPO;

     o An employee has a significant personal holding in the stock in which they are about to transact in for their clients; or

     o An employee has an associate (e.g. relative or business partner) that holds a prominent position in relation to the issuer (e.g. on the board of directors, significant personal holding)

PART VII - TRADING PROHIBITIONS

A. Short-Term Trading

Exemptions from the Short-Term Trading Prohibition includes transactions undertaken for legitimate taxation purposes provided they are in writing and are approved by Legal and Compliance.

B. Side-by-side Trading.

Where a securities transaction is for an amount less than AUD10,000 and the company has a market capitalisation of AUD2bn or greater, the transaction is exempt from the Side-by-Side Trading prohibitions.

C. Blackout Periods.

Where a securities transaction is for an amount less than AUD75,000 and the security is included in the S&P/ASX 200 Index, it will be exempt from the Blackout Period prohibition.

D. Initial Public Offerings.

Employees are only able to subscribe for an initial public offering of a security by applying in the general public offering. Employees are prohibited from participating in an offering under any broker allocation (even in a retail offering).